82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02026465

REGISTRANT'S NAME Kelso Technologies Inc.

*CURRENT ADDRESS ______________________

PROCESSED

APR 11 2002

THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 2441 FISCAL YEAR 8-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/8/02

KELSO TECHNOLOGIES INCORPORATED

02 FEB -5 8:29

82-2441

Annual Report August 31, 2001

AR/S 8-31-01


Kelso's JS75 SRV
Pressure Relief Valve

Stable Industries • Safer Planet

Growth Through Product Development

CDNX:KLS

KELSO TECHNOLOGIES INCORPORATED

A MESSAGE FROM THE PRESIDENT

Kelso Has Rounded Third Base and Is Heading For Home Plate!

As I step back and look at Kelso on the whole, I am reminded of a baseball game. In order for a baseball player to score, the player needs to first, hit the ball successfully, second, run across all three bases and finally, reach home plate.

This analogy well represents what Kelso has accomplished this past year. After years of unsuccessful testing and re-testing of the old HERV valve, in 1997, with new people and a new concept, Kelso changed course totally. Kelso invented an entirely different type of pressure relief valve than any valve before it. It is Kelso's new JS75 SRV Pressure Relief Valve.

With this development, Kelso was ready to step up to home plate and head for first base. In order to get to first base, three individual Kelso valves had to successfully pass testing at an independent lab in Nunns, Colorado. On December 15, 1997, Kelso successfully tested and received certification from that independent lab verifying all three valves met the requirements of the Association of American Railroads (AAR). The AAR is the self-governing body for the rail industry in North America and Mexico. Kelso was now on first base preparing to head for second.

The next step was for Kelso to obtain approval from the AAR to install 30 JS75 SRVs on 30 actual railroad tank cars to begin the AAR Service Trial under real road conditions. On April 7, 1998, Kelso made it to second base and announced to the world that the AAR had given its approval.

What Kelso thought would be the easiest part to accomplish in the process towards commercialization became the hardest. It was a very long distance between second and third base. To reach third base, we needed to identify a company willing to provide the 30 tank cars for the AAR Service Trial. It took from the April 7, 1998, announcement until the September 5, 2001, announcement, to actually slide into third base. Kelso had now identified the Company and made arrangements for 30 of their tank cars.

Finally, it was time for Kelso to begin the final leg towards home plate (or commercialization) by entering the AAR Service Trial. On November 16, 2001, Kelso announced it had now begun installing its JS75 SRVs on actual tank cars which were now poised to begin the required Service Trial. Today, Kelso has 15 of its 30 JS75 SRV valves in the field successfully traveling on actual tank cars throughout North America.

To think, just a short time ago Kelso barely had any money and had little hope of obtaining the needed railroad tank cars. Then the Year 2001 began and immediately the fate of Kelso and its shareholders changed. 2001 not only marked the beginning of Kelso's JS75 SRV valve entering rail service, but I believe provided Kelso with its largest private placement to date . . . $548,310.00 (CDN) which was announced October 11, 2001. The funds are now being used for the Service Trial and for general working capital. In my opinion, these funds represent the strong commitment and support of many investors for both the Kelso Management team and for the valve that team has created.

Head Office:
801-1318 Homer Street
Vancouver, BC
Canada V6B 6A7

Tel: 604.899.1274
Fax: 604.899.1144

Website:
www.kelsotech.com

Email:
investor_relations@kelsotech.com

Investor Relations:
866.535.7685

CDNX : KLS

"Growth Through Product Development"

In order for Kelso to enter commercialization, it needs to be capitalized. Since November 2000, Kelso has had the honor of working with Edward Todd Grunberg of Toronto. Kelso approached Todd through one of its Directors, John Carswell, who had worked with him in the past. Due to Todd's many years of experience in the areas of corporate finance, Kelso is confident that his expertise in this field and his contacts will assist Kelso in meeting its financial requirements.

Todd, John and I spent the past year putting together a professional Business Plan and PowerPoint Presentations to inform prospective Financial Institutions and Venture Capitalists about Kelso. These tools provide information about Kelso's past and present, and also about its future growth plans. In order for Kelso to achieve its aggressive goals, the Company is seeking to secure a minimum of $2,000,000 (USD).

These funds will be used for R&D in other industries, for manufacturing the JS75 SRV and for hiring a staff of additional talented people in specific areas to assist current management in moving Kelso forward toward its goal . . . making the JS75 SRV valve THE standard in the valve industry. The build up will be gradual, as staff will be hired on an as-needed basis.

We Need Your Support And <u>Your Yes Vote</u> To Facilitate Financing Kelso:

The Company is presently seeking a significant financing in order to have the funds to move into commercialization and begin Kelso's growth stage. In order to accomplish these important goals, it may be necessary to issue a number of common shares (and/or securities convertible into common shares) exceeding 20% of the current outstanding number of common shares. In order to move Kelso forward without hopefully any further delays, it is our belief that probably the Canadian Venture Exchange would require shareholder's approval to allow such a financing to go through. Therefore the Kelso Board of Directors strongly recommends a **"YES"** vote on your proxy in order for Kelso to negotiate and close a sale by the Company of common shares (and/or securities convertible into common shares) which may exceed 20% of the resulting outstanding number of common shares.

In a further move, the Kelso Board of Directors needs your "Yes" vote on the enclosed proxy regarding the Preference Shares that the shareholders approved two years ago. In asking for approval for the use of these shares last time, Kelso unfortunately limited itself by allowing only one Series of Preference Shares to be issued and outstanding at any one time. Your **"<u>Yes</u>"** vote will give Kelso the flexibility it needs to issue other Series of Preference Shares while an existing series is still outstanding. This may be necessary in the event that Preference Shares are used towards future financings. Different series will allow for different terms and conditions. That way we can design the Preference Shares to better reflect what is in the best interest of our shareholders at the time they are issued.

It is the opinion of the Kelso Directors and Management, that without these approvals in advance, Kelso and its shareholders would suffer due to lack of funding for commercialization, as well as Kelso would possibly be required to hold a special shareholder's meeting over the coming months in order to proceed with any financing. This would be a major deterrent, since to hold a special shareholders meeting would take months causing a major negative to potential Venture Capitalist and/or Financial

KELSO TECHNOLOGIES INCORPORATED

Institutions who would have other investments to review besides Kelso. Besides the obvious, to hold a special shareholders meeting would also be costly to the Company and that would take away from the funds we need to use for the Service Trial. Due to the critical importance of these two resolutions, the Kelso Board of Directors needs your "**YES**" vote on these two resolutions locate in your proxy.

Please vote yes to this very important question and return your proxy promptly.

For an extended period of time, Kelso's stock price has been in the basement. Is this the right time to buy with all the good news happening, is this a hold and wait time, or is it time to take losses and move on?

It is a scary subject for the President and C.E.O. of a company to raise, especially considering the track record of Kelso's stock. I am not going to make any excuses or give you a lame reason to defend the stock's performance. What I am going to do is explain why I believe the stock price has remained so low.

Let me explain the Board's philosophy in running a company: First, develop a revolutionary product that works. Second, achieve the certifications that are necessary for testing. Third, successfully complete the testing phase. Last, begin sales. Throughout, allow the stock price to follow the progress of the company.

Those shareholders who have talked to us over the years know that any funds raised by Kelso are used to further that philosophy and not to promote the stock to price levels that cannot be maintained. The stock must move on the merits of the company's success. Until now, the company had many difficulties in obtaining the tank cars for the Service Trial and that caused the stock price to stay at relatively low levels during these past years. The stock should follow the performance of the company, and in this case, it did.

Since resources have been limited, Management had to make some very difficult decisions over these past several years. I recall when Kelso only had $200 in its bank account and yet, we survived. Your Management team had to stay focused on "the mission" if Kelso was to ever become a successful company. Let us not kid ourselves. It takes money to properly inform the public about our company in order to create an opportunity for the general public to buy Kelso stock.

If Kelso was to survive, it had to be extremely careful where the dollars were spent. Many times over the years, I declined taking a salary until Kelso could afford to pay my back wages so that the Company could continue to meet its other obligations. More than once, the invoices from our securities attorney would remain unpaid for a year or more. The same holds true for our valve manufacturer who had to wait three years to be paid. Our Officers and Directors have contributed freely of their time and energies, often without compensation in order to help Kelso succeed. It is this dedicated coming together of everyone that enabled us to get this far. And just as important are our many investors who provided funds when they were crucially needed.

Kelso never had the proper funding to finance the public side of our company while at the same time, being able to make it to the Service Trial. It is extremely hard to raise financing unless we have a product that has proven itself and is near

KELSO TECHNOLOGIES INCORPORATED

commercialization. That is where Kelso is today, since the JS75 SRV is definitely living up to our expectations in the Service Trial.

With regard to Kelso's stock performance, we never had the funds required to communicate to the larger general public, the opportunity that Kelso presents. It took three years to obtain the tank cars so there was no real news to even present to the public that would cause interest in our stock.

Today however, I am pleased to report that Kelso has turned a significant corner in its history and is now heading for commercialization. Will the stock move up from the basement? My answer is simple: If Kelso succeeds in obtaining the financial ability to advise the general public of our progress in the Service Trial, and if the rail industry understands the safety and financial benefits of our revolutionary valve, I believe Kelso's growth stage will begin and it will be strong. However, since Kelso is in the business of commercializing the JS75 SRV, as opposed to giving investment advice, you should consult with your investment advisor in regard to buying or selling Kelso's stock.

I mentioned earlier, the Directors' philosophy which is: A company's stock price should follow the real progress of the company. From a product standpoint, this Company has never been better off than it is right now. I strongly believe that if the Venture Capitalists and/or Financial Institutions understand the need for the Kelso JS75 SRV and realize the tremendous upside potential regarding revenue, our philosophy will remain intact.

My fellow shareholders, the positive times began last September 5, 2001 with the signing of an agreement for the 30 tank cars and the start of the Service Trial (November 14, 2001).

I have to admit in first becoming an investor in Kelso in 1993 and then moving to Vancouver in 1994 to take over the Presidency, that the road has been a long one and a rough one at times. But through it all, I have been very fortunate to have the Kelso Directors and Officers stand with me and assist in everyway possible to make Kelso's success a reality.

Most of all, the Management of Kelso has its shareholders and investors to thank, since it is your loyal support, whether a phone call or investing either publicly or directly into Kelso, that has contributed greatly towards commercialization of our product.

Yes my fellow shareholders . . . Kelso has truly rounded third and is heading for home plate! Thank you for your continued support.

Sincerely,

Stephen L. Grossman
President and C.E.O.
Kelso Technologies Inc.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
KELSO TECHNOLOGIES INC.		01/08/31	02/01/09
ISSUER ADDRESS			
801-1318 Homer Street			
CITY / PROVINCE / POSTAL CODE		ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, British Columbia, V6B 6A7		(604) 899-1144	(604) 899-1274
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Stephen Grossman	Director		(604) 899-1274
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
kelsotek@kelsotech.com	www.kelsotech.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Stephen Grossman	2002/01/10
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	John Carswell	2002/01/10

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2001 and 2000

INDEX

Steingarten Schechter & Co.

Steingarten Schechter & Co.
Member Of Summit International Associates Inc.
Chartered Accountants
410 - 650 West Georgia Street, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

AUDITORS' REPORT

To the Shareholders of
Kelso Technologies Inc.

We have audited the Consolidated Balance Sheets of KELSO TECHNOLOGIES INC. as at August 31, 2001 and 2000 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Steingarten Schechter & Co

October 25, 2001
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

August 31, 2001 and 2000

	2001	2000
ASSETS		
Current:		
Cash	$ 6,732	$ 35,166
Goods and services tax receivable	1,067	2,798
	$ 7,799	$ 37,964
Capital assets (note 4)	3,194	3,792
	$ 10,993	$ 41,756
LIABILITIES		
Current:		
Accounts payable and accrued liabilities (notes 5 and 7)	$ 239,416	$ 173,437
Loan payable	-	9,320
	$ 239,416	$ 182,757
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares (notes 6 and 8)	$ 4,710,485	$ 4,621,855
Preference shares (note 6)	130,500	55,500
Deficit (page 3)	(5,069,408)	(4,818,356)
	$ (228,423)	$ (141,001)
	$ 10,993	$ 41,756

APPROVED ON BEHALF OF THE BOARD:

[signature] Director

[signature] Director

The accompanying notes are an integral part of these Consolidated Balance Sheets.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years Ended August 31, 2001 and 2000

	2001	2000
Revenue	$ -	$ -
Expenses:		
Accounting and legal (note 7)	$ 71,978	$ 78,577
Advertising (note 7)	1,395	6,597
Amortization	999	1,035
Automobile	7,812	7,857
Bank charges	1,032	1,516
Consulting (note 7)	20,732	-
Interest (note 7)	14,000	6,836
Investor relations	-	1,181
Licenses and fees	9,389	16,018
Management fees (notes 7 and 12)	82,200	82,200
Office and general	3,637	5,220
Rent (note 7)	10,110	10,110
Telephone	2,084	3,427
Travel	9,348	21,396
	$ 234,716	$ 241,970
Loss before the undernoted	$ (234,716)	$ (241,970)
Interest income	864	1,523
Research and development costs (note 7)	(17,200)	(6,378)
Net loss for the year	$ (251,052)	$ (246,825)
Deficit, beginning of year	(4,818,356)	(4,571,531)
Deficit, end of year	$ (5,069,408)	$ (4,818,356)
Loss per share (note 10)	$ (0.011)	$ (0.013)

The accompanying notes are an integral part of these Consolidated Statements.

Steingarten Schechter & Co.

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended August 31, 2001 and 2000

	2001	2000
Cash flows from (used in) operating activities		
Net loss for the year (page 3)	$ (251,052)	$ (246,825)
Add: items not affecting cash		
- amortization	999	1,035
- bonus interest on loan payable	14,000	3,702
	$ (236,053)	$ (242,088)
Changes in non-cash working capital		
Goods and services tax receivable	1,731	(1,359)
Accounts payable and accrued liabilities (note 11)	82,809	(196,488)
	$ (151,513)	$ (439,935)
Cash flows used in investment activities		
Purchase of capital assets	$ (401)	$ (1,269)
Cash flows from (used in) financing activities		
Issuance of common shares (note 11)	$ 57,800	$ 459,293
Issuance of preference shares	75,000	55,500
Loan proceeds	50,000	-
Loans payments	(59,320)	(60,327)
	$ 123,480	$ 454,466
Increase (decrease) in cash during the year	$ (28,434)	$ 13,262
Cash, beginning of year	35,166	21,904
Cash, end of year	$ 6,732	$ 35,166

The accompanying notes are an integral part of these Consolidated Statements.

KELSO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2001 and 2000

1. NATURE OF OPERATIONS

The company is in the process of researching and developing the JS75 SRV Pressure Relief Valve.

The JS75 SRV Pressure Relief Valve is a concept patent product whose application is in the transportation and storage of hazardous and non-hazardous materials.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of Kelso Technologies Inc. and its wholly-owned subsidiary, 432583 B.C. Ltd. and the company's proportionate share of the assets, liabilities, revenue and expenses of an incorporated joint venture, HERV Tech Inc.

Company	Jurisdiction of Incorporation
Kelso Technologies Inc.	British Columbia
432583 B.C. Ltd.	British Columbia
HERV Tech Inc.	Ontario

The acquisitions have been accounted for by the purchase method and accordingly, the results of operations of the subsidiary companies have been included in these consolidated financial statements from the date of acquisition.

Research and Development:

Research and development costs are expensed as incurred.

Amortization:

Capital assets are recorded at cost and are amortized over their estimated useful life as follows:

Office equipment	-	20% declining balance method
Computer equipment	-	30% declining balance method

3. SIGNIFICANT ACCOUNTING POLICIES, continued

Foreign Exchange:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenue and expenses are translated at the exchange rate at the date of the transactions.

Financial Instruments:

The company's financial instruments consist of cash, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments except for the risk of exchange rate fluctuations on accounts payable. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Carrying Amount 2001	Net Carrying Amount 2000
Office equipment	$ 8,158	$ 6,370	$ 1,788	$ 1,784
Computer equipment	11,551	10,145	1,406	2,008
	$ 19,709	$ 16,515	$ 3,194	$ 3,792

5. ACCOUNTS PAYABLE

Included in accounts payable is $151,829 ($98,100 in U.S. currency). This amount is included in the Balance Sheet at its Canadian equivalent using the exchange rate at August 31, 2001.

6. SHARE CAPITAL

Authorized:

100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I

100,000,000 Common shares, without par value

cont'd . . .

6. SHARE CAPITAL, continued

Issued:

a) Common:

	2001 Number of Shares	2001 Amount	2000 Number of Shares	2000 Amount
Balance, beginning of year	21,476,654	$ 4,621,855	18,350,326	$ 4,136,404
Issued during year:				
- for cash	65,000	11,050	391,215	78,243
- for exercise of share purchase warrants	-	-	477,033	81,696
- for exercise of stock options	578,000	63,580	2,162,200	311,130
- conversion of preference shares	-	-	71,200	10,680
- for bonuses on loan proceeds	126,667	14,000	24,680	3,702
Balance, end of year	22,246,321	$ 4,710,485	21,476,654	$ 4,621,855

750,000 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

b) Class "A" Convertible, Voting, Preference Shares, Series I:

	2001 Number of Shares	2001 Amount	2000 Number of Shares	2000 Amount
Balance, beginning of year	55,500	$ 55,500	10,680	$ 10,680
Issued for cash during Year	75,000	75,000	55,500	55,500
Converted during the year	-	-	(10,680)	(10,680)
Balance, end of year	130,500	$ 130,500	55,500	$ 55,500

25,500 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until September 21, 2000. The rate will increase by $0.05 on each annual anniversary date until September 21, 2004. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

30,000 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until November 22, 2000. The rate will increase by $0.05 on each annual anniversary date until November 22, 2004. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

cont'd . . .

25,000 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until January 5, 2002. The rate will increase by $0.05 on each annual anniversary date until January 5, 2006. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

25,000 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until March 12, 2002. The rate will increase by $0.05 on each annual anniversary date until March 12, 2006. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

25,000 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until June 21, 2002. The rate will increase by $0.05 on each annual anniversary date until June 21, 2006. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

c) Share Purchase Warrants:

The following share purchase warrants are outstanding at August 31, 2001:

Number of Shares	Exercise Price	Expiry Date
391,215	$0.27	June 12, 2002
65,000	$0.17	October 17, 2002

d) Stock Options:

The following stock options are outstanding at August 31, 2001:

Number of Shares	Exercise Price	Expiry Date
920,425	$ 0.11	March 3, 2005
161,918	$ 0.11	April 18, 2005
375,000	$ 0.14	April 18, 2005
695,300	$ 0.11	October 6, 2005

cont'd . . .

7. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the year:

		2001		2000
Advertising	$	-	$	5,000
Consulting	$	15,000	$	-
Interest	$	-	$	3,025
Legal	$	43,373	$	36,621
Management fees	$	82,200	$	82,200
Rent	$	10,110	$	10,110
Research and development costs	$	17,200	$	6,378

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $231,426 (2000 - $176,167) to related parties.

8. SUBSEQUENT EVENTS

Subsequent to August 31, 2001, the following transactions occurred:

a) The company granted 620,299 stock options to purchase the same number of common shares of the company at a price of $0.10 per share. The stock options expire on October 11, 2006.

b) The company received approval by regulatory authorities for a private placement to issue 5,483,102 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder thereof to purchase one additional common share at a price of $0.10 per share. The share purchase warrants will expire September 7, 2003.

9. INCOME TAXES

The company has loss carry forwards of $2,719,134 to reduce future income tax as follows:

2002	$	680,067
2003	$	314,223
2004	$	276,926
2005	$	483,438
2006	$	469,379
2007	$	245,376
2008	$	249,725

The company has net capital losses of $103,514 to be applied against future net capital gains. These losses can be carried forward indefinitely.

The company has scientific research and experimental development investment tax credits of $28,419 available to reduce future taxable income.

cont'd . . .

9. INCOME TAXES, continued

The company has filed for Canadian Exploration Expenditures totalling $92,424 and Canadian Development Expenditures totalling $50,500 and are available to reduce future taxable income.

The tax benefits of these losses and expenditures are not reflected in these consolidated financial statements.

10. LOSS PER SHARE

Loss per share has been calculated using the average number of shares outstanding during the year (2001 - 22,108,684 common shares; 2000 - 19,693,952 common shares).

11. CASH FLOWS

Issuance of common shares:

The total issuance of common shares of $88,630 (2000 - $485,451) consists of nil (2000 - $10,680) conversion of preference shares, $14,000 (2000 - $3,702) bonus on loans payable, nil (2000 - $11,776) of funds advanced in prior year for share subscriptions, $16,830 (2000 – nil) issuance of shares for debt, and shares for cash of $57,800 (2000 - $459,293).

12. CONTRACTUAL OBLIGATIONS

Management Agreement:

By agreement dated February 1, 1996 and renewed on February 1, 1999, the company entered into an agreement with a director to serve the company and its subsidiary as an executive officer. In consideration, the company agreed to pay $6,850 per month. The agreement may be terminated by the director by giving two month written notice, or by the company at any time without notice. Termination of the agreement by the company would require the company to make a severance payment equal to twelve months of consulting fees. The agreement will expire on February 1, 2002.

13. COMPARATIVE FIGURES

Certain of the prior year's comparative figures have been reclassified to conform to the current year's financial statement presentation.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	______	**Schedule A**
	X	**Schedules B & C**
		(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Kelso Technologies Inc.
FOR QUARTER ENDED:	August 31, 2001
DATE OF REPORT (YY/MM/DD):	October 25, 2001
ISSUER ADDRESS:	801 – 1318 Homer Street
	Vancouver, British Columbia
ISSUER TELEPHONE NUMBER:	(604) 899 - 1274
ISSUER FAX NUMBER:	(604) 899 - 1144
CONTACT NAME:	Stephen Grossman
CONTACT POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 866 - 1274
CONTACT E-MAIL ADDRESS:	kelsotek@kelsotech.com
WEB SITE ADDRESS:	www.kelsotech.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Stephen Grossman"	Stephen Grossman	01/10/25
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED (YY/MM/DD)**
"John Carswell"		**John Carswell 01/10/25**
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED (YY/MM/**

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Year Ended August 31, 2001

1. a) No exploration costs were incurred during the period.

   b) RELATED PARTY TRANSACTIONS

   Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

   The following summarizes the company's related party transactions for the period:

Consulting	$	15,000
Legal		43,373
Management fees		82,200
Rent		10,110
Research and development costs		17,200

   These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

   Included in accounts payable are $231,426 to related parties.

2. Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
09/13/00	Common	Options Exercised	40,000	$0.11	$ 4,400	Cash
09/21/00	Common	Options Exercised	10,000	$0.11	$ 1,100	Cash
10/05/00	Common	Options Exercised	200,000	$0.11	$ 22,000	Cash
10/06/00	Common	Options Exercised	280,000	$0.11	$ 30,800	Cash
11/07/00	Common	Private Placement	65,000	$0.17	$ 11,050	Cash
12/13/00	Common	Bonus	50,000	$0.10	$ 5,000	Interest
12/13/00	Common	Bonus	26,667	$0.15	$ 4,000	Interest

2. Summary of Securities Issued During the Period continued

01/15/01	Preferred	Private Placement	25,000	$1.00	$ 25,000	Cash
01/26/01	Common	Options Exercised	20,000	$0.11	$ 2,200	Cash
02/23/01	Common	Options Exercised	14,000	$0.11	$ 1,540	Cash
03/09/01	Common	Options Exercised	14,000	$0.11	$ 1,540	Cash
03/12/01	Preferred	Private Placement	25,000	$1.00	$ 25,000	Cash
04/27/01	Common	Bonus	50,000	$0.10	$ 5,000	Interest
06/21/01	Preferred	Private Placement	25,000	$1.00	$ 25,000	Cash

a) Share Capital:

(i) Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting preference, Series 1

100,000,000 common shares without par value

(ii) Issued and Fully Paid:

22,246,321 common shares

130,500 Class "A" convertible, voting preference shares, Series 1

b) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at August 31, 2001

Number of Shares	Exercise Price	Expiry Date
920,425	$0.11	March 3, 2005
161,918	$0.11	April 18, 2005
375,000	$0.14	April 18, 2005
695,300	$0.11	October 6, 2005

ii) Warrants Outstanding at August 31, 2001

Number of Shares	Exercise Price	Expiry Date
391,215	$0.27	June 12, 2002
65,000	$0.17	October 17, 2002

3. a) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

b) List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Officers

John Carswell – Vice President, Corporate Communications
Stephen L. Grossman – President & CEO
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary
James W. Williams, 3rd – Vice President, Valve Development

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Year Ended August 31, 2001

Description of Business

The company is in the process of developing a new type of pressure relief valve that is initially designed to be installed on DOT 111A 100W 75 pound general purpose railroad tank cars. The patented Kelso JS75 SRV pressure relief valve is an external valve which is designed to have specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self governing body for the railroad industry in North America and Mexico, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. The Company is presently arranging the tank cars.

Discussion of Operations, Financial Condition and Milestones

Liquidity and Solvency

During the year ended August 31, 2001, the company earned no revenues and incurred $245,615 in general and administrative expenses. The major expenditures during the year were as follows:

Accounting & legal	$	71,978
Interest	$	14,000
Management fees	$	82,200
Consulting	$	20,732

Audit and accounting fees for the year totalled $8,575. Legal fees of $44,808 are due to the law firm of Godhino Sinclair (one of the principals of which Harley Sinclair, the Company's Corporate Secretary) for general legal matters. The remaining $18,595 in legal fees relate to patent work on the JS75 SRV.

Interest relates to a bonus of 126,667 common shares at a value of $0.10 per share issued as consideration of a loan. The issuance of common shares was accepted for filing by the CDNX on April 24, 2001.

During the year, $82,200 was paid or accrued as management fees to Stephen L. Grossman (the President and CEO of the Company).

Subsequent Events

Subsequent to August 31, 2001, the Company announced on September 5, 2001, that they had signed an Agreement with a major Lessee of railroad tank cars and anticipated the installation of the Kelso JS75 SRV valves would begin shortly. As of January 7, 2002, the Company has installed 15 of the required 30 valves on said tank cars which are now travelling throughout North America. It is anticipated the remaining 15 valves shall be installed by the end of February 2002.

As at the date hereof, Mr. Grossman has accrued unpaid management consulting fees in the approximate amount of $20,550.

If you have any questions, please feel free to contact Kelso at 1-604-899-1274

Kelso thanks you…

Stephen L. Grossman

Stephen L. Grossman, President and C.E.O.
Kelso Technologies Inc.

KELSO TECHNOLOGIES INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of KELSO TECHNOLOGIES INC. (the "Company") will be held at Suite 1020 - 510 Burrard Street, Vancouver, British Columbia, on Thursday, February 14, 2002 at 12:00 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the years ended August 31, 2000 and 2001 together with the auditors' reports thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at three.

5. To elect directors for the ensuing year.

6. To consider and, if deemed advisable, to pass an ordinary resolution of disinterested shareholders which authorizes the directors, at their discretion, to decrease the exercise price of stock options previously granted to Insiders, subject to regulatory approval.

7. To consider and, if deemed advisable, to pass a special resolution which alters the Company's Articles in order to remove the requirement for seconding of motions at meetings of shareholders.

8. To consider and, if deemed advisable, to pass a special resolution which alters the Company's Articles in order to remove the restriction on issuing more than one series of Class "A" Preference shares at a time.

9. As a separate resolution of the Class "A" Preference shareholders, to consider and, if deemed advisable, to pass a special resolution which alters the Company's Articles in order to remove the restriction on issuing more than one series of Class "A" Preference shares at a time.

10. To authorize the directors of the Company, in their sole discretion but subject to regulatory approval, to negotiate and close a sale by the Company of common shares (and/or securities exercisable into common shares) which may exceed 20% of the resulting outstanding common shares.

11. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 10th day of January, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"Stephen L. Grossman"
Stephen L. Grossman, C.E.O. & President

02 FEB -5 AM 8:23

KELSO TECHNOLOGIES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT DECEMBER 31, 2001.

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of KELSO TECHNOLOGIES INC. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required, in which case each shareholder is entitled to one vote for each share held. A poll is required if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, OF 10th Floor, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1020- 510 Burrard Street, Vancouver, British Columbia, V6C 3A8 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors except for the insiders of the Company, generally, inasmuch as they may be recipients of future repriced options to purchase shares of the Company, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has two classes of shares entitled to be voted at the Meeting, namely, Common shares and Class "A" Convertible Voting Preference shares. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 27,829,423 Common shares and 130,500 Class "A" Convertible Voting Preference shares, Series I issued and outstanding.

Only those shareholders of record on January 10, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at three. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them:

Name & Present Position with the Company	Present Principal Occupation(1)	Previously a Director	Shares Owned(2)
STEPHEN L. GROSSMAN(3) C.E.O., President & Director	C.E.O. and President of the Company	since July, 1994	1,973,242 Common Shares (including 750,000 escrowed)
JOHN L. CARSWELL(3) Vice President of Corporate Communications & Director	President of Century Communications Inc.	since June, 1995	Nil
BRYCE D. STEWART(3) Director	Self employed lawyer	since June, 1999	Nil

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of December 31, 2001.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the Company Act (British Columbia), the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to Section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in The Province newspaper on Monday, December 17, 2001.

VII. STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options/ SARS[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	All Other Compen-sation ($)
Stephen L. Grossman, C.E.O.	Aug. 31 2001	$82,200	Nil	Nil	Nil	Nil	Nil	7,800[3]
	Aug. 31 2000	$82,200	Nil	Nil	Nil	Nil	Nil	7,800[3]
	Aug. 31 1999	$82,200	Nil	Nil	176,900 [4]	Nil	Nil	7,800[3]

(1) "SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) Car allowance.

(4) In addition, 739,200 previously granted options were extended.

The terms and conditions of the employment contract or arrangement with the above mentioned executive officer is as follows:

> Stephen L. Grossman receives or accrues $6,850 per month as C.E.O. and President, pursuant to an agreement dated February 1, 1996, and also receives a car allowance of $650 per month. The agreement had an initial term of 3 years and has continued on a month to month basis.

No LTIP has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this Information Circular.

The Company does not have a "Compensation Committee". The directors of the Company do not have any specific policies for determining compensation of executive officers.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/Sar Grants During The Two Most Recently Completed Financial Years

Year Ended August 31, 2001

There were no Option/SAR grants for the year ended August 31, 2001.

Year Ended August 31, 2000

Name of Executive Officer	Securities Under Option/ SARS granted (#)	% of Total Options/SARS Granted to Employees and Senior Officers in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Stephen L. Grossman	810,925 56,647	35.0% 2.4%	$0.11 $0.11	$0.11 $0.11	March 3, 2005 April 18, 2005

Aggregate Option/Sar Exercises During The Two Most Recently Completed Financial Years And Financial Year-End Option/Sar Values

Year Ended August 31, 2001

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
Stephen L. Grossman	Nil	Nil	1,095,672 exercisable	Nil

Year Ended August 31, 2000

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
Stephen L. Grossman	916,100	$3,438	867,572 exercisable	$86,757

Option/Sar Repricings During The Two Most Recently Completed Financial Years

There were no Option/SAR repricings during the two most recently completed financial years.

Compensation Of Directors

None of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor for services as consultants or experts.

VIII. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the Company's most recently completed financial year, no officers, directors, employees or former officers, directors or employees of the Company or its subsidiaries have been indebted to the Company or its subsidiaries.

IX. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed herein.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Steingarten Schechter & Co., Chartered Accountants, of Suite 410 – 650 West Georgia Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.

XI. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Incentive Stock Options

The Company may grant, pursuant to the policies of the Canadian Venture Exchange, stock options to its senior officers, directors and employees, including those of a subsidiary, or to employees of a company providing management services to the Company in consideration of them providing their services to the Company or its subsidiary. The number of shares subject to each option is determined by the Company's Board of Directors within the guidelines established by the Canadian Venture Exchange. The options enable such persons to purchase shares of the Company at a price fixed pursuant to the rules of the Canadian Venture Exchange. Pursuant to the current policies of the Canadian Venture Exchange, such price may not be less than the Discounted Market Price (which is the closing price on the last trading day prior to the granting or amending of options, less a discount of 25% for a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00, and a discount of 15% for a closing price above $2.00, subject to a minimum of $0.10 and to certain exemptions described in the Canadian Venture Exchange's policy manual). These policies also require that disinterested shareholder approval must be obtained where the Company is decreasing the exercise price of stock options previously granted to Insiders. If disinterested shareholder approval is required, the amended options must be approved by a majority of the votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares owned by insiders and their associates. Holders of non-voting and subordinate voting shares are to be given full voting rights on a resolution which requires disinterested shareholder approval. The term "Insider" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. **Advance** approval will be sought at the Meeting in respect of all amendments to incentive stock options which may be entered into with Insiders of the Company prior to the next Annual General Meeting in accordance with the rules and policies of the Canadian Venture Exchange in effect at the time of such granting or amending, from time to time, which decrease the exercise price of such stock options.

Alteration of Articles (Seconding)

The Company's Articles currently require all proposed resolutions of the shareholders to be seconded. As this is considered to be a nuisance only, it is proposed to replace Article 10.07 with the following: "No resolution proposed at a meeting need be seconded and the chairman of any meeting is entitled to move or propose a resolution." Under the British Columbia Company Act, the altering of Articles requires approval of the shareholders of the Company by a special resolution, being "a resolution passed by a majority of not less than ¾ of the votes cast by those [shareholders] of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company....".

Alteration of Articles (Preference Shares)

The Company's Articles currently restrict the Class "A" Preference shares such that only one series may be issued and outstanding at any one time. As the desired terms and conditions of each series may be quite different when structuring and negotiating future financings, it is proposed to alter the Company's Articles by deleting this restriction. Under the British Columbia Company Act, the altering of Articles requires approval of the shareholders of the Company by a special resolution, being "a resolution passed by a majority of not less than ¾ of the votes cast by those [shareholders] of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company....". In addition to the special resolution of all shareholders entitled to vote at the Meeting, it is also proposed that the Class "A" Preference shareholders approve the same alteration by passing a separate special resolution. This is necessary in order to satisfy the requirements of the British Columbia Company Act due to the affect of the alteration on existing Class "A" Preference shareholders.

Approval of Possible Private Placement

The Company is presently seeking a significant financing. In that regard, it may be necessary to issue a number of common shares (and/or securities convertible into common shares) exceeding 20% of the resulting outstanding number of common shares. Such a financing will be subject to regulatory approval and the Canadian Venture Exchange may require shareholder approval. Accordingly, approval will be sought at the Meeting to authorize the directors of the Company, in their sole discretion but subject to regulatory approval, to negotiate and close a sale by the Company of common shares (and/or securities convertible into common shares) which may exceed 20% of the resulting outstanding number of common shares.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 10th day of January, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"Stephen L. Grossman"
Stephen L. Grossman, C.E.O & President

KELSO TECHNOLOGIES INC.

RETURN CARD

Pursuant to National Policy No. 41 and applicable laws and regulations, Kelso Technologies Inc. (the "Company") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Company's supplemental mailing list, please print your name and address and mail this card to the Company's registrar and transfer agent:

PACIFIC CORPORATE TRUST COMPANY
10th Floor, 625 Howe Street
Vancouver, B.C.
V6C 3B8

Attention: Corporate Trust Department

The Company would also like to keep you abreast of developments throughout the coming year. If you would like to be kept abreast, please so indicate below and also place a check mark in front of your preference as to the manner of communication. In addition to mailing this return card to the address above, you may also send an email to carswell@kelsotech.com

I wish to be placed on the Company's supplemental mailing list:

NAME (please print): ______________________________

ADDRESS: ______________________________

____

____

DATE: ______________________________

EMAIL ADDRESS (optional): ____________________

FAX NUMBER (optional): ____________________

TELEPHONE NUMBER (optional): ____________________

I wish to be kept abreast of developments throughout the coming year. My preferred manner of communication is ___email ___ fax ___ telephone.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Shareholder for the proxyholder to date this proxy on the date on which it is received by Pacific Corporate Trust Company.

4. ***A Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may do so as follows:

   (a) ***If the Shareholder is registered as such on the books of the Company***, simply register the Shareholder's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a Shareholder*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Shareholder's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder's vote will be counted at that time.

5. ***A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

   (b) ***To appoint another person***, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, cross off the management appointees' names and insert the Shareholder's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Shareholder's appointed proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll*** of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Shareholder has returned the Instrument of Proxy, ***the Shareholder may still attend the Meeting*** and may vote in person should the Shareholder later decide to do so. However, to do so, the Shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, **this Instrument of Proxy *must be RECEIVED* at the office of PACIFIC CORPORATE TRUST COMPANY by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof.**

The mailing address of Pacific CorporateTrust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KELSO TECHNOLOGIES INC.

TO BE HELD AT SUITE 1020 – 510 BURRARD STREET,

VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, FEBRUARY 14, 2002, AT 12:00 P.M.

The undersigned Shareholder of the Company hereby appoints Stephen L. Grossman, the C.E.O. and President of the Company, or failing this person, John L. Carswell, a Director of the Company, or in the place of the foregoing, ______________________________ (*please print the name*), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions **(For full details of each item, please see the enclosed Notice of Meeting and Information Circular)**

For completion by all shareholders:	For	Against
1. To fix the number of Directors at three		
2. To approve a possible future repricing of stock options		
3. To alter the Company's Articles respecting seconding of motions		
4. To alter the Company's Articles respecting preference shares		
5. To approve a possible financing exceeding 20% of the resulting number of outstanding common shares		
	For	Withhold
6. To appoint and remunerate Steingarten Schechter & Co., Chartered Accountants		
7. To elect as Director – Stephen L. Grossman		
8. To elect as Director – John L. Carswell		
9. To elect as Director – Bryce D. Stewart		
For completion again by Class "A" Preference shareholders only:	For	Against
10. To alter the Company's Articles respecting preference shares		

SECURITIES & EXCHANGE COMMISSION (2)
OFF. OF INT'L CORP. FIN. FILE # 82-2441
MAIL STOP 3-9 450 - 5TH ST N W
WASHINGTON DC USA USA
20549

000000001189

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

THIS PROXY FORM <u>MAY NOT BE VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.